

June 16, 2011

Via E-mail
Dean A. Scarborough, Chief Executive Officer
Avery Dennison Corporation
150 North Orange Grove Boulevard
Pasadena, California 91103

    RE: **Avery Dennison Corporation**
        Form 10-K for Fiscal Year Ended January 1, 2011
        Filed February 28, 2011;
        DEF 14A for Annual Meeting on April 28, 2011
        Filed March 17, 2011
        File No. 1-7685

Dear Mr. Scarborough:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

DEF 14A for Annual Meeting on April 28, 2011

1. We note that you benchmark total direct compensation based upon companies similar in size, global scope and complexity and that you utilize market survey data. To the extent you know the identity of the companies that comprise the survey data, please confirm that you will disclose the companies in future filings. To the extent you do not know the identity of the companies that comprise the survey data, please confirm that you will add a statement to this effect in future filings. Please provide us with draft disclosure.

2. Please confirm that you will provide the disclosure required by Item 404(b) of Regulation S-K in future filings. Please provide us with draft disclosure.

Closing Comments

        Please contact Janice McGuirk, examiner at (202) 551-3395 or Pam Howell, legal reviewer at (202) 551-3357 with any questions.

                                          Sincerely,

                                          /s/ Pamela Howell
                                          for

                                          John Reynolds
                                          Assistant Director